Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 01 June 2018

Name of applicant:		RANDGOLD RESOURCES LIMITED
Name of scheme:		Randgold Resources Limited Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan
Period of return:	From:	1 December 2017	To:	31 May 2018
Balance of unallotted securities under scheme(s) from previous return:		1 765 862 Ordinary Shares of US$0.05 each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):

2 000 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme;

221 002 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme; and

42 091 Ordinary Shares of US$0.05 each under the Randgold Resources Limited Co-Investment Plan.

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1 500 769 Ordinary Shares of US$0.05 each

Name of contact:	Martin Welsh
Telephone number of contact:	+44 (0) 1534 735333